2002 ANNUAL REPORT

A Day in the Life of Bright Horizons





2:04 PM

Brooklyn and Jewel share a playful moment



Bright Horizons

FAMILY SOLUTIONS INC

2002 FINANCIAL HIGHLIGHTS

([illegible] PER SHARE AND CHILD CARE CENTER [illegible])




Revenue
(IN MILLIONS)
407.5
345.9
291.1
243.3
209.4
98
99
00
01
02
Net Income
(IN MILLIONS)
15.3
11.5
9.2
7.9
.5
98
99
00
01
02
Child Care Centers
465
390
345
300
274
98
99
00
01
02

OPERATING RESULTS	2002	2001	2000	1999	1998
Revenue	407,532	345,862	291,143	243,290	209,372
Income from operations	26,249	20,021	16,446	12,843	8,737
Net income	15,319	11,527	9,212	7,927	474
Diluted earnings per share	1.18	0.90	0.74	0.63	0.04
Child care centers at year end	465	390	345	300	274

NET INCOME INCLUDES NON-RECURRING ITEMS OF $704 ($412 AFTER TAX) IN 2000 AND $7,500 ($5,400 AFTER TAX) IN 1998.

PARTIAL CLIENT LIST

- Abbott Laboratories
- Alston & Bird
- Amgen
- AOL Time Warner
- Bank of America
- Bayer
- BE&K
- Blue Cross Blue Shield of Massachusetts
- Boeing
- Booz Allen Hamilton
- Brigham and Women's Hospital
- Bristol-Myers Squibb
- Campbell Soup Company
- Carnival Cruise Lines
- Charles Schwab & Co.
- Chick-fil-A
- Cisco Systems, Inc.
- Citigroup
- Columbia University
- Defense Logistics Agency
- Duke University
- DuPont
- Eli Lilly and Company
- EMC Corporation
- The European Commission
- GE Medical Systems
- Georgia-Pacific Corporation
- Georgia Institute of Technology
- GlaxoSmithKline
- IBM
- Intel Corporation
- International Monetary Fund
- J Sainsbury plc
- JFK Medical Center
- Johnson & Johnson
- JPMorgan Chase
- Marriott International, Inc.
- Mattel, Inc.
- Merck & Co.
- Merrill Lynch
- Mohegan Sun
- Motorola
- Northwestern Memorial Hospital
- Pfizer, Inc.
- The PGA TOUR
- PNC Bank
- Prudential Financial
- Raytheon
- SAS
- SC Johnson
- Sears, Roebuck and Co.
- Sony Pictures Entertainment
- Staples, Inc.
- Starbucks
- Timberland
- Toyota Motor Manufacturing
- UAW and Ford Motor Company
- USAA
- Vivendi Universal
- Wachovia

A day in the life of Bright Horizons



Dear Friends of Bright Horizons,

There is no limit to what can happen in a day in the life of a child. In just one day a child might say her first word or take a step for the very first time. In one day a child can learn how to hold a crayon or discover the beauty of snowflakes or meet someone who becomes a treasured friend. In 2002 Bright Horizons was privileged to accompany more than 50,000 children each day as they embarked on their journey of lifelong learning.

While helping the children in our care to grow and flourish, we at Bright Horizons were also thriving. As 5-year-old Emma in Salinas, California, was building a bustling metropolis out of blocks and papier-mâché, we were constructing new child care and early education centers throughout the United States, the UK, Ireland, and Canada. While 10-year-olds Damien and Raoul were bonding over chess games each day at our after-school program in Libertyville, Illinois, we were joining forces with Kinderquest, the UK's largest provider of employer-sponsored child care. A toddler classroom in Wales learned to nurture and respect other creatures as they cared for their new bunny rabbits, while The Bright Horizons Foundation for Children opened Bright Spaces in homeless shelters across the United States. And 6-year-old Talia in Cambridge, Massachusetts finished reading her very first chapter book as we launched our Growing Readers program, and Bright Horizons Chairman Linda Mason authored *The Working Mother's Guide to Life.*

The entire Bright Horizons community — the families we serve; the employers with whom we partner; and our employees, who are at the heart of each of our successes — had myriad accomplishments over the course of the year. And yet, every undertaking, from the seemingly small to the obviously grand, was made possible because of our connections with one another. From the teacher who guides a child through the complexities of writing his name to the employer who provides a brand new mother with eight weeks of excellent child care so she can have a smooth transition back to work, our business is the business of people: creating excellent people practices ourselves and partnering with employers to create their own; pursuing innovative strategies and solutions that meet the evolving needs of clients and families; and fulfilling our mission to make a difference in the lives of families and employers and in the communities where we live and work.



6:38 AM
Jacey helps dad check in
Early Discoveries - Abbott's Center for Child Development
Libertyville, Illinois

7:10 AM
Emma discovers dinosaurs can fly
Bright Horizons Family Center - Landmark
Boston, Massachusetts

8:25 AM
Friends cook up a storm
Allstate's Little Hands Child Development Center
Northbrook, Illinois

9:04 AM
Angela is amazed by science
Pfizer Kids
New London, Connecticut

9:54 AM
Friends plant a garden
Honeywell's Susan L. Hofman Child Development Center
Morristown, New Jersey

8:45 AM

IN SINGAPORE ON BUSINESS, BOB RECEIVES AN E-MAIL FROM HIS DAUGHTER'S CHILD CARE CENTER. THE ATTACHMENT — HANNAH'S SELF-PORTRAIT — MAKES HIS DAY.

Serving Families. Every day tens of thousands of families across the United States and in the UK, Ireland, and Canada bring their children to Bright Horizons child care and early education centers. These families know that their children are going to be well cared for, cherished, and safe. But that's just the beginning. They also understand that their children are going to be challenged and inspired in many ways. Throughout the course of the day, the children will learn and explore through many different facets of our dynamic *The World at Their Fingertips* curriculum. Children might time the evaporation of a wet footprint, build an erupting volcano, create a class newspaper, correspond with international pen pals, or make puppets and put on a special performance for friends and families.

Parents are fully involved in everything that we do. Families are welcomed and invited to spend time in the child care center, participating in scheduled activities or leading a project of their own. Digital cameras are used to capture and document children's memorable moments, from crawling for the first time to creating a fingerpaint masterpiece. Photographs are sent electronically to parents when they are on a business trip or on their child's first day at the center, giving additional peace of mind and providing a little "pick me up" during the workday.


98.8%
PARENT SATISFACTION

We are always looking for new ways to be of service to families. In 2002 we created *e-family news*, a weekly electronic newsletter for families. Written by our education experts, *e-family news* provides parenting advice and strategies and shares the latest research on topics from nutrition to holiday stress to the use of computers in the classroom.

In 2002 we also launched our Growing Readers program. Responding to a wealth of research showing that literacy and language development in the early years has a profound effect on later learning, Growing Readers makes language programs visible in our child care and early education centers and provides parents with a variety of tools — including recommended books and age-appropriate tips for reading with children — to encourage language development and reading at home. Finally, throughout the year, many of our centers adopted the COR or Early Learner online assessment tools, which allow parents and teachers to track children's development together.

Parents responded to our efforts in 2002 by giving us a 98.8 percent satisfaction rating.




ANALYSTS

10:08 AM
Jacquinlyn and Marisol enjoy the fresh air
The Family Center - Dollar General's Child Development Center
Goodlettsville, Tennessee

10:28 AM
Monkeying around on a field trip
London Zoo
London, England

11:52 AM
Theresa helps John measure a tower
Bright Horizons on the Charles
Watertown, Massachusetts

12:34 PM
Kim views her child's activities from her PC
Cisco Systems
San Jose, California

10:52 AM

STACEY GIBSON, SENIOR DIRECTOR OF WORK/LIFE AND DIVERSITY PROGRAMS AT BRISTOL-MYERS SQUIBB, SENDS BRIGHT HORIZONS' TIPS ON HELPING CHILDREN COPE IN TURBULENT TIMES TO 18,000 EMPLOYEES.

Partnering with Employers. Our partnerships with employers are designed to help employees integrate their personal and professional responsibilities, resulting in a more productive and committed workforce. By providing high-quality child care options at or near the work site, employers are able to enhance recruitment and retention of skilled employees, reduce absenteeism, increase productivity, and create great places to work.

In 2002 we added 87 new early care and education programs to the Bright Horizons family for organizations such as Reebok, Starbucks, MIT, Land Rover, Columbia University, Blue Cross and Blue Shield of Alabama, and Western Pennsylvania School for the Blind.

With the 2002 addition of Kinderquest and Red Apple Nurseries in England and Scotland, Bright Horizons has become the leader in providing quality workplace child care in the UK. In 2002 we opened our first two work-site centers in Dublin with the European Commission and IBM. Our expansion into Europe and Canada has also helped us support many of our existing clients across a wider geographic platform.

We continued to grow our back-up division in 2002, with the addition of six new back-up centers — including three for JPMorgan Chase, our second for PNC Bank, a back-up center for Valley Baptist Hospital, and a consortium back-up center in Tysons Corner, Virginia. Our Back-Up Solutions Division — including dedicated back-up centers, back-up programs within full-service centers, get-well care, stormy-day care, vacation care, the good start program for new parents transitioning back to work, and a school's out program — ensures that employees can come to work even when their regular child care falls through or school is cancelled or closed for vacation.


99%
CLIENT RETENTION

Bright Horizons offers a range of solutions that are customized to meet the unique needs of each client we serve. Our Network Access Program (NAP) allows employers to provide employees with access to Bright Horizons child care and early education centers around the world. Multi-site organizations, such as Intel, Zurich North America, Gillette, and Wachovia, have used our NAP program to ensure equitable access to high-quality child care and to provide access to back-up child care for their employees across the country and in the UK, Canada, and Ireland. Similarly, through the Bright Horizons Travel Care program, employers can make high-quality child care available to employees when they travel for business. For example, when Sun Microsystems employee Hanifa Baporia needed to travel for business from San Jose, California, to London, England, she was able to bring her toddler with her and enroll him in a Bright Horizons Family Center in Waterloo, England.

Our Family Child Care Network provides organizations such as UAW and Ford Motor Company with a sustainable, highly trained and well-managed group of family child care providers who maintain standards of quality and safety, offering a broader array of choices for their employees.



1:16 PM

Avery sees the light at the end of the tunnel

Creative Movement and Arts Center
Needham, Massachusetts

We are committed to ensuring that our solutions meet the evolving needs of our clients' employee base. When employees of JFK Medical Center began to voice concerns about their children's education after they graduated from the Bright Horizons-managed child care center, we partnered with the Medical Center to create an employer-sponsored charter elementary school for the children of the Medical Center's employees and those throughout Palm Beach County, Florida. Opened in 2002, this is Palm Beach County's first workplace charter elementary school and only the second in the state.

As a work/life partner with our clients, we strive to provide not only the highest quality child care solutions, but also advice and strategies that can be used on a day-to-day basis. In 2002 we launched *Solutions Online,* a Web-based work/life resource center with articles from industry experts, discussion forums, event listings, and other relevant and timely information.

In 2002 Bright Horizons clients gave us a 97 percent satisfaction rating.




Science Rocks
What did we observe?

1:38 PM

School-agers create their own magazine

The Children's Center at AOL Time Warner
New York, New York

2:05 PM

Melissa documents a science activity with Isabel

Early Discoveries - Abbott's Center for Child Development
Libertyville, Illinois

2:56 PM

Messy Little Scientists

The Timberland Children's Center
Stratham, New Hampshire

3:20 PM

Malika helps create a work of art

The Horizons Initiative
Dorchester, Massachusetts

2:30 PM

ASSOCIATE TEACHER SUSAN BILLSON IS PROMOTED TO TEACHER AFTER COMPLETING HER CHILD DEVELOPMENT ASSOCIATE (CDA) CREDENTIAL ON SITE WHILE TEACHING AT JOHNSON & JOHNSON CHILD DEVELOPMENT CENTER.

Valuing our Employees. The passion and commitment of Bright Horizons employees are the most critical ingredients of our success. From teaching a child how to share and take turns to reviewing a child's portfolio with a parent to designing and building safe and magical spaces for children, our employees truly make a difference in the lives of children and families every single day.

In order to meet and learn from our employees around the world, we visited more than 50 of our child care and early education centers in 2002, met with more than 200 center directors, and spent time in 500 classrooms. Through "town meetings" with directors in each region we visited, we were able not only to get to know employees personally, but also to hear about the concerns and share the successes of Bright Horizons employees across the country and around the globe.

Because we understand that our employees are the cornerstone of our success, we have created numerous ways to recognize members of our community throughout the year. At our 2002 Leadership Conference, hosted by new Bright Horizons client Mohegan Sun, we recognized 74 employees whose spirit and contributions were outstanding through 11 different kinds of awards, including the Janice Hill Award, which is bestowed annually on a group of exceptional teachers. Recognizing that our success is due not only to those working directly with children and families, but also to those in our offices who support directors and teachers, we introduced the Sunsational Service Award: Caring for Those Who Care for Children, which focuses on teamwork and customer service.


BRIGHT HORIZONS HAS BEEN REPEATEDLY RECOGNIZED AS ONE OF FORTUNE MAGAZINE'S 100 BEST COMPANIES TO WORK FOR IN AMERICA

For our organization to continue to grow and thrive, we need to support the field of early childhood education, to nurture and encourage future leaders, and to attract and retain a diverse group of highly skilled individuals. With that in mind, we created the Bright Futures Scholarship to provide education for future teachers. Our hope is that this scholarship program will encourage promising students to pursue their dream of working with young children.

We also formed an Employee Diversity Council, which will help us ensure that we are deliberate in our efforts to create a truly diverse and inclusive community.

We believe that all of these efforts contribute to developing a great place to work and are proud that we were recognized in 2002 for the fourth time by *Fortune* magazine as one of the "100 Best Companies to Work for in America" and as the number one workplace for women.


4:03 PM
4:38 PM
5:36 PM
7:16 PM
11:33 PM

Lupe and Natasha check out their new playhouse
Bright Space at Safe Haven Family Shelter, Nashville, Tennessee

Mom readies Rohan for Bright Horizons travel care
Dallas, Texas

Victoria and Marta enjoy a good read
Bright Horizons on the Charles, Watertown, Massachusetts

Maggie gets ready to go home
Bright Horizons Child Care Centre, Dublin, Ireland

Sweet dreams
Toyota 24-Hour Child Development Center, Georgetown, Kentucky

5:30 PM

DOZENS OF BRIGHT HORIZONS HOME OFFICE EMPLOYEES RUN IN THE JPMORGAN CHASE CORPORATE CHALLENGE, RAISING MONEY FOR LOCAL CHARITIES

Embracing Communities. At Bright Horizons we strive to make a difference not only in the lives of children and families, but also in the communities where we live and work.

The Bright Horizons Foundation for Children reached some exciting milestones in 2002. The Bright Spaces program has now developed 28 playrooms for children in homeless shelters in 17 states across the country. In Philadelphia we launched a collaborative effort with Bright Horizons client McNeil Consumer and Specialty Pharmaceuticals and the City of Philadelphia to establish Bright Spaces in all 20 shelters operated by the City, allowing us to reach more than 7,000 children each year. This ambitious project has also led to an innovative partnership between Bright Spaces and Americorps, resulting in placing a full-time staff member in several of our Bright Spaces. We have continued our support of the causes that matter to Bright Horizons employees by increasing our Foundation grants available to nonprofit agencies where our employees volunteer. In conjunction with the *Bright Horizons Education Department*, the Foundation has begun assisting centers as they implement our new *Toward a Better World* curriculum, designed to expose young children to the value of community service and connecting to the world around us.

Seize the days. Our existing partnerships with employers and our exciting new ones enable us to continue to provide families with the care and education that will help their children grow into thoughtful, caring people and achieve future academic success. We have been able to help employers reach their strategic business objectives by creating family-friendly workplaces. We've broadened our geographic reach and are now the leading employer-sponsored child care provider in the UK and Ireland as well as in the United States. We have created a great place to work and in doing so have helped to elevate the field of early childhood education. We have made a difference in communities by improving the quality of life for at-risk children. And yet, of all of these achievements, none is as important as those that happen each day in our child care and early education centers. When we provide a parent with insight into her child's development or awaken a child to the magic of caterpillars or help a child discover a new favorite book and a love of reading, we know that our day has been well spent. Thank you for journeying with us and for your continued support.

David H. Lissy
Chief Executive Officer

Mary Ann Tocio
President and Chief Operating Officer


6:19 PM

CEO David Lissy and President and Chief Operating Officer Mary Ann Tocio meet with Bright Horizons employees as part of their annual road trip
Seattle, Washington

2002 Selected Financial and Operating Data

The following financial information has been compiled from the consolidated financial statements of Bright Horizons Family Solutions, Inc. (the "Company" or "Bright Horizons"), which combine financial position and operating results as of and for the years ended December 31:

Fiscal Year	2002	2001	2000[1]	1999	1998[2]
Statement of income data (in thousands except per share amounts):					
Revenue	**$ 407,532**	$ 345,862	$ 291,143	$ 243,290	$ 209,372
Amortization[3]	**377**	2,213	1,904	913	893
Income from operations	**26,249**	20,021	16,446	12,843	8,737
Income before taxes	**26,273**	19,936	15,772	13,558	2,447
Net income	**15,319**	11,527	9,212	7,927	474
Diluted earnings per share	**$ 1.18**	$ 0.90	$ 0.74	$ 0.63	$ 0.04
Weighted average diluted shares outstanding	**13,025**	12,798	12,522	12,586	12,411
Financial position at year end (in thousands except per share amounts):					
Working (deficit) capital	**$ (8,725)**	$ (3,547)	$ (6,265)	$ 3,342	$ 12,040
Total assets	**201,290**	161,018	136,895	107,073	91,463
Long-term debt, including current maturities	**542**	890	581	687	685
Common stockholders' equity	**109,627**	89,417	75,283	62,286	53,380
Dividends per common share	—	—	—	—	—
Operating data at year end					
Child care and early education centers managed	**465**	390	345	300	274
Licensed capacity	**53,830**	48,337	43,069	37,150	34,377

1 The Company recognized a non-recurring charge of $704,000 ($412,000 after tax), in connection with a writedown in the value of certain equity investments made by the Company.

2 The Company recognized merger costs of $7.5 million related to the Merger of Bright Horizons, Inc. ("BRHZ") and Corporate Family Solutions, Inc. ("CFAM"), and as a result of the non-deductibility of certain transaction costs associated with the Merger, the Company recognized tax expense of $2.0 million.

3 The Company ceased amortizing goodwill and intangible assets with indefinite lives upon the adoption of SFAS No. 142 in 2002.

Common Stock Information

	2002		2001	
	High	Low	High	Low
Fourth Quarter	**$ 29.09**	**$ 24.05**	$ 28.000	$ 23.000
Third Quarter	**34.25**	**21.35**	31.700	22.200
Second Quarter	**34.02**	**26.52**	32.050	22.000
First Quarter	**30.00**	**25.80**	28.125	21.125

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion contains certain forward-looking statements regarding, among other things, the anticipated financial and operating results of the Company. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any modifications or revisions to these forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company cautions investors that actual financial and operating results may differ materially from those projected in forward-looking statements made by, or on behalf of, the Company. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. See "Risk Factors" included in the Company's annual report on Form 10-K dated March 31, 2003 and incorporated herein by reference for a description of a number of risks and uncertainties which could, among other things, affect actual results.

GENERAL

Bright Horizons is a leading provider of workplace services for employers and families, including child care, early education and strategic work/life consulting. As of December 31, 2002, the Company managed 465 child care and early education centers, with over 50 child care and early education centers under development. The Company has the capacity to serve more than 54,000 children in 37 states, the District of Columbia, Canada, Guam, Ireland and the United Kingdom, and has partnerships with many leading employers, including 84 *Fortune 500* companies and 54 of *Working Mother* Magazine's "100 Best Companies for Working Mothers" in 2002. The Company seeks to cluster centers in geographic areas to enhance operating efficiencies and to create a leading market presence.

The Company currently operates 397 child care and early education centers in North America and 68 child care and early education centers in Europe. In 2000, the Company began operating in Europe through the acquisitions of Nurseryworks Limited, which operated nine child care centers in the greater London area, and Circle of Friends, based in Ireland, which operated two child care centers. The acquisitions of the Red Apple Nursery Group and Kinderquest Ltd. in 2002, collectively added 52 additional child care centers and solidified the Company's position as a leading provider of work-site child care in the United Kingdom. In 2001, the Company commenced operations in Canada upon the opening of a child care and early education center in the Toronto, Canada area.

Center Economics

The Company's revenue is principally derived from the operation of child care and early education centers, and to a lesser extent, other services including consulting services. Child care and early education center revenues consist of parent fees for tuition, amounts paid by sponsors to subsidize parent fees, management fees paid by client sponsors and, to a lesser extent, payments from government agencies. Revenue growth has primarily resulted from the addition of new child care and early education centers, as well as increased enrollment and tuition, and expanded programs at existing centers. Parent fees comprise the largest component of a center's revenue and are billed on a monthly or weekly basis, and are generally payable in advance. The parent fees are typically comparable to or slightly higher than prevailing area market rates for tuition. Amounts paid by sponsor clients are payable monthly and may be dependent on a number of factors such as enrollment, the extent to which the sponsor wishes to subsidize parent fees, the quality enhancements a sponsor wishes to make in the operations of the center, and budgeted amounts. Management fees are generally fixed and payable monthly. Tuition, management fees, and fees for priority enrollment rights paid in advance are recorded as deferred revenue and are recognized as earned. Under each model type the Company retains responsibility for all aspects of operating the center including the hiring and paying of employees, contracting with vendors, purchasing supplies and collecting accounts receivable. Although the specifics of the Company's sponsorship arrangements vary widely, there are two basic forms, the sponsor model and the management model.

The Company employs the sponsor model in approximately 60% of its child care and early education center sites. Under the sponsor model, a child care and early education center is operated at or near the sponsor's work site. The Company retains profit-and-loss responsibility for the operation of the center, and, as part of the arrangement, may receive financial support from the sponsor. Sponsor support can take various forms, including reduced occupancy costs, tuition-assistance and start-up and/or operating cost assistance. Newly opened sponsored centers generally operate at a loss until utilization levels reach approximately 55% which typically occurs within 12 to 24 months of operation. In exchange for client sponsorship, the Company gives priority enrollment and, in many cases, discounted tuition to the children of employees or tenants affiliated with the sponsor.

In centers operating under the sponsor model, the Company may be required to make capital expenditures necessary to initially fit out, equip and furnish the child care and early education centers, as well as make similar expenditures to refurbish and maintain existing centers. While sponsors generally provide for the space or construction of the child care and early education center, the Company may pay for leasehold improvements or construction costs. The Company may make capital investments when it is able to obtain favorable purchase terms or when a sponsor agrees to pay fees in advance for long-term priority enrollment rights in the center, or for other guarantees.

Under the management model, which comprises approximately 40% of the Company's operating sites, the Company operates a child care and early education center under a cost-plus agreement. These contracts generally include a management fee and require that the client provide an operating subsidy to supplement parent fees or tuition within an agreed upon budget. The operating subsidies are dependent on the tuition levels the sponsor chooses to set for its employees and the cost structure associated with operating the center, including program enhancements the sponsor wishes to make. To the extent that the costs of operating the center vary from planned levels, the operating subsidies paid by client sponsors will also vary. However, the Company generally earns a fixed return in management model centers which is unaffected by the variations in operating subsidy. At mature operating levels the management model centers generally experience slightly lower operating margins than the sponsor model centers. Due to the financial commitment and support of the client, the Company does not sustain pre-opening or initial operating losses under the management model.

In centers operating under the management model, the sponsor typically provides for all costs associated with building, fitting out, equipping, furnishing and supplying the child care and early education center. The sponsor is also typically responsible for ongoing occupancy and maintenance costs.

In addition to the sponsor and management models, the Company may establish a center in instances where it has been unable to cultivate sponsorship, or sponsorship opportunities do not currently exist. In these instances the Company will typically lease space in locations where experience and demographics indicate that demand for the Company's services exist. These centers typically operate at a loss until utilization levels reach approximately 65%, which typically occurs within 18 to 30 months of operation.

Cost of services consist of direct expenses associated with the operation of child care and early education centers and with the delivery of consulting services. Cost of services consist primarily of staff salaries, taxes and benefits; food costs; program supplies and materials; parent marketing; and occupancy costs. Personnel costs are the largest component of a center's operating costs, and comprise approximately 80% of a center's operating expenses. The Company is often responsible for additional costs in a sponsor model center that are often paid or provided directly by a client in centers operating under the management model, such as occupancy costs. As a result, personnel costs in centers operating under the sponsor model will often represent a smaller percentage of overall costs in child care and early education centers when compared to the management model. Consulting cost of services are composed primarily of staff salaries, taxes and benefits; contract labor; and other direct operating expenses.

Selling, general and administrative expenses are composed primarily of salaries, taxes and benefits for non-center personnel, including corporate, regional and business development personnel; accounting and legal fees; information technology; occupancy costs for corporate and regional personnel; and other general corporate expenses.

In 2002 the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets", which discontinued the amortization of goodwill and intangible assets with indefinite lives. In prior years amortization expense had been recognized over the period benefited by goodwill and intangible assets, which included non-compete agreements, trade names, and contract rights associated with acquisitions made by the Company.

New Centers

In 2002, the Company added 87 new child care and early education centers with a net capacity of 6,000 children, 50 of which are operating under the sponsor model and 37 of which are operating under the management model. In the same period, the Company closed 12 centers that were either not meeting operating objectives or transitioned to other service providers. The Company currently has over 50 centers under development, scheduled to open over the next 12 to 24 months, and would expect to be operating approximately 510 centers at the end of 2003, a net addition of approximately 45 centers. The opening of new centers is subject to a number of conditions and factors, including, among others, construction timing, sponsor needs and weather conditions.

Seasonality

The Company's business is subject to seasonal and quarterly fluctuations. Demand for child care and early education services has historically decreased during the summer months. During this season, families are often on vacation or have alternative child care arrangements. Demand for the Company's services generally increases in September upon the beginning of the new school year and remains relatively stable throughout the rest of the school year. Results of operations may also fluctuate from quarter to quarter as a result of, among other things, the performance of existing centers including enrollment and staffing fluctuations, the number and timing of new center openings and/or acquisitions, the length of time required for new centers to achieve profitability, center closings, refurbishment or relocation, the model mix (sponsor vs. management) of new and existing centers, the timing and level of sponsorship payments, competitive factors and general economic conditions.

RESULTS OF OPERATIONS

The following table has been compiled from the Company's consolidated financial statements and sets forth statement of income data as a percentage of revenue for the years ended December 31, 2002, 2001, and 2000:

	2002	2001	2000
Revenue	**100.0%**	100.0%	100.0%
Cost of services	**85.3**	85.3	85.3
Gross profit	**14.7**	14.7	14.7
Selling, general and administrative	**8.2**	8.3	8.4
Amortization	**0.1**	0.6	0.7
Income from operations	**6.4**	5.8	5.6
Other charges	**—**	—	0.2
Net interest income	**—**	—	—
Income before income taxes	**6.4**	5.8	5.4
Income tax expense	**2.6**	2.5	2.2
Net income	**3.8%**	3.3%	3.2%

COMPARISON OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2002 TO THE YEAR ENDED DECEMBER 31, 2001

Revenue

Revenue increased $61.6 million, or 17.8%, to $407.5 million in 2002 from $345.9 million in 2001. At December 31, 2002, the Company operated 465 child care and early education centers, as compared with 390 at December 31, 2001, a net increase of 75 centers. Growth in revenue is primarily attributable to the net addition of new child care and early education centers, growth and the maturation in the existing base of child care and early education centers, and tuition increases of approximately 4% to 6%. The acquisitions of the Red Apple nursery group and Kinderquest Ltd. in the second quarter added approximately $10 million in revenue in 2002, or approximately $18 million on an annualized basis.

Gross Profit

Gross profit increased $9.1 million, or 17.8%, to $59.9 million in 2002 from $50.8 million in 2001. Gross profit as a percentage of revenue remained consistent with last year at 14.7% due primarily to stable performance in the mature base of existing centers, the addition of new management model centers and centers acquired during the year, whose contributions offset the losses incurred by new and ramping up sponsor model centers. Good labor cost management was offset slightly by higher costs related to the Company's workers' compensation and medical insurance plans.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $4.7 million, or 16.3%, to $33.3 million in 2002 from $28.6 million in 2001. The decrease as a percentage of revenue to 8.2% in 2002 from 8.3% in 2001 relates to a larger revenue base and increased overhead efficiencies. The dollar increase is primarily attributable to investments in regional management and operations personnel necessary to support long-term growth, and to a lesser degree to additional investments in sales personnel and finance and administrative support staff. In addition, expenses associated with expansion in the United Kingdom and the integration of the businesses acquired in the latter half of 2002 contributed to the overall dollar increase.

Amortization
Amortization expense totaled $377,000 in 2002, as compared to $2.2 million in 2001. The decrease was the result of a change in accounting for goodwill and other intangible assets under the provisions of SFAS No.142, which discontinued the amortization of goodwill and other intangible assets with indefinite lives. No impairments existed upon the adoption of SFAS No. 142, or upon completion of the Company's annual assessment of impairment in 2002.

Income from Operations
Income from operations totaled $26.2 million in 2002, as compared with income from operations of $20.0 million in 2001, an increase of $6.2 million, or 31.1%.

Net Interest Income (Expense)
Net interest income in 2002 totaled $24,000 as compared to net interest expense of $85,000 in 2001. The increase in net interest income is attributable to fewer borrowings under the Company's line of credit and higher levels of invested cash.

Income Tax Expense
The Company had an effective tax rate of 41.7% and 42.2% in 2002 and 2001, respectively. The decrease in the effective rate is due principally to the effects of discontinuing the amortization of non-deductible assets in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." The reduction in rate was offset by losses in certain foreign subsidiaries where the Company does not currently recognize a tax benefit.

COMPARISON OF RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001 TO THE YEAR ENDED DECEMBER 31, 2000

Revenue
Revenue increased $54.8 million, or 18.8%, to $345.9 million in 2001 from $291.1 million in 2000. At December 31, 2001, the Company operated 390 child care and early education centers, as compared with 345 at December 31, 2000, a net increase of 45 centers. Growth in revenue is primarily attributable to the net addition of new child care and early education centers, growth and the maturation in the existing base of child care and early education centers, and tuition increases of approximately 4% to 6%.

Gross Profit
Gross profit increased $8.1 million, or 18.9%, to $50.8 million in 2001 from $42.7 million in 2000. Gross profit as a percentage of revenue remained consistent from 2000 to 2001 at 14.7% due primarily to stable performance in the mature base of centers. In 2001, management model centers, which contribute to the overall margin from their initial month of operations, offset the losses incurred by new and ramping up employer-sponsored and lease model centers.

Selling, General and Administrative Expenses
Selling, general and administrative expenses increased $4.2 million, or 17.3%, to $28.6 million in 2001 from $24.4 million in 2000. The decrease as a percentage of revenue to 8.3% in 2001 from 8.4% in 2000 relates to a larger revenue base and increased overhead efficiencies. The dollar increase is primarily attributable to investments in regional management and operations personnel necessary to support long-term growth, and to a lesser degree to additional investments in sales personnel and finance and administrative support staff. In addition, expenses associated with expansion in the United Kingdom and Ireland represented a full year's costs in 2001 as compared to a partial year's costs in 2000.

Amortization
Amortization expense totaled $2.2 million in 2001, as compared to $1.9 million in 2000.

Income from Operations
Income from operations totaled $20.0 million in 2001, as compared with income from operations of $16.4 million in 2000, an increase of $3.6 million, or 21.7%.

Other Charges
In 1999 and 2000 the Company made equity investments in two privately held companies associated with the child care and early education industry. In the quarter ended December 31, 2000, the Company was notified that one of the entities, which developed internet based educational and entertainment content for children and families, was discontinuing further program and content development until additional funding could be secured. The Company was also notified in this period by the other entity in which the Company held an equity investment that, due to contractions in business, additional funding would be necessary to continue its operations. Based on the outlook for additional funding for either of these companies, management assessed that the potential for future recovery of these investments was not likely. As a result, the Company recognized a charge of $704,000 ($412,000 after tax) in connection with the impairment of these equity investments in 2000. In February 2001 the internet based company filed for bankruptcy, and in April 2001, the assets of the other Company were liquidated and the Company officially abandoned the stock.

Net Interest Income (Expense)
Net interest expense in 2001 totaled $85,000 as compared to net interest income of $30,000 in 2000. The increase in net interest expense is attributable to lower levels of invested cash, lower average interest rates on invested cash and to interest paid on intermittent borrowings under the line of credit.

Income Tax Expense
The Company had an effective tax rate of 42.2% in 2001. In 2000 the effective tax rate was 41.6%. The increase in the effective rate is due principally to losses in certain foreign subsidiaries where the Company does not currently recognize a tax benefit.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary cash requirements are for the ongoing operations of its existing child care and early education centers and the addition of new centers through development or acquisition. The Company's primary source of liquidity has been from existing cash balances and cash flow from operations, supplemented by borrowings available under the Company's various credit arrangements. The Company had working capital deficits of $8.7 million and $3.5 million at December 31, 2002 and 2001, respectively.

Cash provided by operating activities was $46.1 million, $31.1 million and $17.0 million for years ended December 31, 2002, 2001 and 2000, respectively. The increase of $15.0 million in cash provided by operating activities in 2002 was primarily the result of a $5.3 million reduction in accounts receivable in 2002 as compared to a $2.8 million increase in accounts receivable in 2001 as well as an increase in net income of $3.8 million in 2002 as compared to 2001. In addition, accounts payable and accrued expenses increased $10.7 million in 2002 as compared to a $7.8 million increase in 2001 and was primarily the result of increases in accrued salary, benefits and workers' compensation insurance. The increase of $14.1 million in cash provided by operating activities in 2001 was primarily the result of an increase in net income before depreciation and amortization of $4.6 million, as well as a smaller increase in accounts receivable in 2001 as compared to 2000. In addition, accounts payable and accrued expenses increased $7.8 million compared to an increase of $3.5 million in 2000 and was primarily the result of increases in accrued salary, benefits and workers' compensation insurance. Operating cash flow also increased as the result of increases in deferred revenue of $6.5 million and $5.3 million in 2002 and 2001, respectively.

Cash used in investing activities was $31.6 million for the year ended December 31, 2002 compared to $22.2 million and $28.3 million for the years ended December 31, 2001 and 2000, respectively. The increase in 2002 was principally due to acquisitions, which totaled $14.6 million in 2002 compared to $1.2 and $8.2 million in 2001 and 2000, respectively. The increase in cash used in financing activities was offset by a reduction of $4.0 million in fixed asset additions in 2002 as compared to 2001. Of the $17.0 million of fixed asset additions in 2002, approximately $9.6 million relate to new child care and early education centers; of the remainder, approximately $6.2 million relates to the refurbishment and expansion of existing child care and early education centers, with the balance expended for office expansion and investment in information technology in corporate, regional and district offices. In 2001, the comparable figures for fixed asset additions were $13.7 million related to new centers and $7.2 million related to existing centers. Management expects to maintain, or increase slightly, the current level of center related fixed asset spending through 2003.

Cash provided by financing activities totaled $772,000 for the year ended December 31, 2002, compared to cash used in financing activities of $4.7 million in 2001 and cash provided by financing activities of $7.2 million in 2000. In 2001, the Company made net payments of $6.3 million on its lines of credit and short-term debt obligations. During the years 2002, 2001 and 2000, the Company received $2.3 million, $1.8 million and $2.6 million, respectively, in net proceeds from the issuance of Common Stock associated with the exercise of stock options.

In 1999, the Board of Directors approved a plan to repurchase up to a total of 1,250,000 shares of the Company's Common Stock. At December 31, 2002 the Company had repurchased 516,890 shares for a total of $7.6 million. The Company repurchased 21,890 of those shares in 2002 at a cost of approximately $479,000. Share repurchases under the stock repurchase program may be made from time to time with the Company's cash in accordance with applicable securities regulations in open market or privately negotiated transactions. The actual number of shares purchased and cash used, as well as the timing of purchases and the prices paid, will depend on future market conditions.

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of high quality commercial paper and institutional money market accounts. The carrying value of these instruments approximates market value due to their short maturities.

Contractual Cash Flows
The Company has contractual obligations for payments under operating leases and debt agreements payable as follows:

	Operating Leases	Debt Obligations
2003	$ 15,321,000	$ 167,000
2004	14,613,000	170,000
2005	13,741,000	178,000
2006	12,883,000	25,000
2007	11,160,000	2,000
Thereafter	54,013,000	—
Total	$ 121,731,000	$ 542,000

The Company has two letters of credit guaranteeing certain rent and insurance obligations. The aggregate amounts of these arrangements total $532,000. No amounts have been drawn against these letters of credit by either party.

The Company has a $25.0 million revolving line of credit which expires in 2005. Any amounts outstanding at the expiration of this facility convert to a term loan. There are currently no amounts outstanding on this facility.

Management believes that funds provided by operations and the Company's existing cash and cash equivalent balances and borrowings available under its line of credit will be adequate to meet current operating and capital expenditures. However, if the Company were to make any significant acquisition(s) or investments in the purchase of facilities for new or existing child care and early education centers, it may be necessary for the Company to obtain additional debt or equity financing. There can be no assurance that the Company would be able to obtain such financing on reasonable terms, if at all.

CRITICAL ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States. The preparation of these statements requires management to make certain estimates, judgments and assumptions, which affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses in the periods presented. The application of the Company's accounting policies involves the exercise of judgment and assumptions that pertain to future uncertainties and, as a result, actual results could differ from these estimates. The accounting policies we believe are critical in the preparation of the Company's consolidated financial statements relate to revenue recognition, accounts receivable, goodwill and other intangibles, liability for insurance obligations and income taxes.

Revenue Recognition
The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin 101, which requires that four basic criteria be met before recognizing revenue: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee is fixed and determinable, and collectibility is reasonably assured. In both the sponsor model and the management model, revenues consist primarily of tuition paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenue also includes management fees paid by corporate sponsors. In the management model, in addition to tuition and management fee revenue, revenue is also recognized for operating subsidies paid either in lieu of or to supplement tuition. In all instances the Company retains responsibility for all operating aspects of the child care center including the hiring and paying of employees, contracting with vendors, purchasing supplies, and the collection of accounts receivable. Revenue is recognized as services are performed. In some instances the Company receives revenue in advance of services being rendered, which is deferred until the services have been provided.

Accounts Receivable
The Company generates accounts receivable from fees charged to parents and client sponsors, and to a lesser degree governmental agencies. The Company monitors collections and payments from these customers and maintains a provision for estimated losses based on historical trends, in addition to amounts established for specific customer collection issues that have been identified. Amounts charged to this provision for uncollectible accounts receivable have historically been within the Company's expectations, but there can be no assurance that future experience will be consistent with the Company's past experience.

Goodwill and Intangibles
Accounting for acquisitions requires management to make estimates related to the fair value of assets and liabilities acquired, including intangible assets, with any residual balance being allocated to goodwill. Accounting for intangible assets requires management to make assessments concerning the value of these intangible assets and whether events or circumstances indicate that these assets have been impaired. On January 1, 2002 the Company adopted the provisions of SFAS No. 141, "Accounting for Business Combinations," and SFAS No. 142, "Goodwill and Other

Intangible Assets" which, among other things, required the Company to discontinue the amortization of goodwill as well as intangible assets with indefinite lives. In lieu of recording amortization of goodwill and intangible assets with indefinite lives the Company is required to complete an annual assessment of goodwill and intangible assets for impairment. Should it be determined that any of these assets have been impaired, the Company would be required to record an impairment charge. The Company was not required to record an impairment charge in 2002; however, there can be no assurance that such a charge will not be recorded in 2003 or in future periods.

Liability for Insurance Obligations

The Company self-insures a portion of its workers' compensation and medical insurance plans and has various deductibles for other insurance plans. Due to the nature of these liabilities, some of which may not fully manifest themselves for several years, the Company estimates the obligations for liabilities incurred but not yet reported or paid based on available data and experience. While management believes that the amounts accrued for these obligations is sufficient, any significant increase in the number of claims and/or costs associated with claims made under these plans could have a material adverse effect on the Company's financial results.

Income Taxes

Accounting for income taxes requires management to estimate its income taxes in each jurisdiction in which it operates. Due to differences in the recognition of items included in income for accounting and tax purposes for items such as deferred revenue and depreciation, temporary differences arise which are recorded as deferred tax assets or liabilities. The Company estimates the likelihood of recovery of these assets, which is dependent on future levels of profitability and enacted tax rates. Should any amounts be determined not to be recoverable, or assumptions change, the Company would be required to take a charge, which could have a material effect on the Company's financial position or results of operations. The Company does not recognize a benefit in those countries where it does not have a history of profitability.

NEW PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. However, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they are both unusual in nature and infrequent in occurrence. This provision of SFAS No.145 will be effective for the Company as of the beginning of fiscal year 2003. This statement also amends SFAS No.13, "Accounting for Leases" and certain other authoritative pronouncements to make technical corrections or clarifications. SFAS No.145 will be effective related to the amendment of SFAS No.13 for all transactions occurring after May 15, 2002. All other provisions of SFAS No.145 will be effective for financial statements issued after May 15, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No.146 requires a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. If fair value cannot be reasonably estimated, the liability shall be recognized initially in the period in which fair value can be reasonably estimated. The provisions of SFAS No.146 will be applied by the Company prospectively for exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are applicable for financial statements of interim or annual periods ending after December 15, 2002. Bright Horizons will adopt the initial recognition and measurement provisions of FIN No. 45 in the first quarter of fiscal year 2003. The company is currently evaluating the recognition and measurement provision of this standard.

In November 2002, the EITF issued EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF No. 00-21 establishes three principles: revenue arrangements with multiple deliverables should be divided into separate units of accounting, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, and revenue recognition criteria should be considered separately for separate units of accounting. EITF No. 00-21 is effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company does not expect this standard to have an impact on its revenue recognition policies.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation, and also amends the disclosure provision of SFAS No. 123 to require disclosure in the summary of significant accounting policies the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148's amendment of the transition and annual disclosure provisions of SFAS No. 123 are effective for fiscal years ending after December 15, 2002. The disclosure requirements for interim financial statements containing condensed consolidated financial statements are effective for interim periods beginning after December 15, 2002. Bright Horizons currently uses the intrinsic value method of accounting for stock-based employee compensation described by APB Opinion No. 25 and will adopt the new interim disclosure requirements in the first quarter of fiscal year 2003.

MARKET RISK

Foreign Currency Risk

The Company's exposure to fluctuations in foreign currency exchange rates is primarily the result of foreign subsidiaries domiciled in Canada, Ireland and the United Kingdom. The Company does not currently use financial derivative instruments to hedge foreign currency exchange rate risks associated with its foreign subsidiaries.

The assets and liabilities of the Company's Canadian, Irish and United Kingdom subsidiaries, whose functional currencies are the Canadian dollar, Euro and British pound, respectively, are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for the subsidiaries are included in the cumulative translation adjustment in stockholders' equity. Management estimates that had the exchange rate in each country unfavorably changed 10% relative to the U.S. dollar, the Company's consolidated earnings before taxes in 2002 would have decreased by approximately $147,000.

Interest Rate Risk

As of December 31, 2002, the Company's investment portfolio primarily consisted of institutional money market funds, which due to their short maturities are considered cash equivalents. The Company's primary objective with its investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. These investments, which approximate $7.4 million at year end, have an average interest rate of approximately 1.7% and are subject to interest rate risk. As a result of the average maturity and conservative nature of the investment portfolio, a sudden change in interest rates would not have a material effect on the value of the portfolio. Management estimates that had the average yield of the Company's investments in these investments and its other interest bearing accounts decreased by 100 basis points in 2002, the Company's interest income for the year ended December 31, 2002 would have decreased by approximately $157,000. This estimate assumes that the decrease would have occurred on the first day of 2002 and reduced the yield of each investment instrument by 100 basis points. The impact on the Company's future interest income as a result of future changes in investment yields will depend largely on the gross amount of the Company's investments.

The Company is also subject to interest rate risk under the terms of its line of credit, which have variable rates of interest. The impact on the Company's future interest expense as a result of future changes in interest rates will depend largely on the gross amount of the Company's borrowings. Management estimates that had the average interest rate incurred on the Company's average borrowings under its lines of credit increased by 100 basis points in 2002, the Company's interest expense for the year ended December 31, 2002 would have not have been materially different from reported results due to low borrowing on this facility. This estimate assumes that the increase would have occurred on the first day of borrowings and increased the rate charged by 100 basis points during the term of the borrowing.

INFLATION

The Company does not believe that inflation has had a material effect on its results of operation. There can be no assurance, however, that the Company's business will not be affected by inflation in the future.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of
Bright Horizons Family Solutions, Inc.:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002 and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Bright Horizons Family Solutions, Inc. and its subsidiaries at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Company as of December 31, 2001, and for each of the two years in the period ended December 31, 2001, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated February 11, 2002.

As disclosed in Note 4, the Company changed the manner in which it accounts for goodwill and other intangible assets upon adoption of the accounting guidance of Statement of Financial Accounting Standards No. 142 effective on January 1, 2002.



PricewaterhouseCoopers LLP

Boston, Massachusetts
February 21, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of Bright Horizons Family Solutions, Inc.:

We have audited the accompanying consolidated balance sheets of Bright Horizons Family Solutions, Inc. (a Delaware corporation) as of December 31, 2001 and 2000 and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bright Horizons Family Solutions, Inc. as of December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.



Arthur Andersen LLP

Boston, Massachusetts
February 11, 2002

Note: This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Bright Horizon Family Solutions, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP. See Exhibit 23.2 of Bright Horizons Family Solution's Annual Report on Form 10-K for the year ended December 31, 2002 for further discussion.

Consolidated Balance Sheets (in thousands, except share data)

December 31:	2002	2001
Assets		
Current Assets:		
Cash and cash equivalents	$ 28,193	$ 12,770
Accounts receivable, net of allowance for doubtful accounts of $1,392 and $1,512, respectively	22,564	26,738
Prepaid expenses and other current assets	4,603	3,994
Current deferred tax asset	9,745	7,743
Total current assets	65,105	51,245
Fixed assets, net	88,472	77,761
Goodwill and other intangibles, net	39,946	24,375
Noncurrent deferred tax asset	7,231	7,057
Other assets	536	580
Total assets	$ 201,290	$ 161,018
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt and obligations due under capital leases	$ 162	$ 251
Accounts payable and accrued expenses	48,835	36,154
Deferred revenue, current portion	21,531	15,045
Income taxes payable	1,309	1,553
Other current liabilities	1,993	1,789
Total current liabilities	73,830	54,792
Long-term debt and obligations due under capital leases, net of current portion	380	639
Accrued rent	1,955	1,816
Other long-term liabilities	4,503	4,570
Deferred revenue, net of current portion	10,995	9,784
Total liabilities	91,663	71,601
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Preferred Stock: 5,000,000 shares authorized, none issued or outstanding		
Common stock, $0.01 par value		
Authorized: 30,000,000 shares		
Issued: 12,950,000 and 12,769,000 shares at December 31, 2002 and 2001, respectively		
Outstanding: 12,433,000 and 12,274,000 shares at December 31, 2002 and 2001, respectively	129	128
Additional paid-in capital	85,512	82,132
Treasury stock, 517,000 and 495,000 shares at cost, at December 31, 2002 and 2001, respectively	(7,560)	(7,081)
Cumulative translation adjustment	1,885	(104)
Retained earnings	29,661	14,342
Total stockholders' equity	109,627	89,417
Total liabilities and stockholders' equity	$ 201,290	$ 161,018

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income (in thousands, except per share data)

Year ended December 31:	2002	2001	2000
Revenue	$ 407,532	$ 345,862	$ 291,143
Cost of services	347,640	295,027	248,405
Gross Profit	59,892	50,835	42,738
Selling, general and administrative	33,266	28,601	24,388
Amortization	377	2,213	1,904
Income from operations	26,249	20,021	16,446
Other charges	—	—	(704)
Net interest income (expense)	24	(85)	30
Income before taxes	26,273	19,936	15,772
Income tax expense	10,954	8,409	6,560
Net Income	$ 15,319	$ 11,527	$ 9,212
Earnings per share - basic	$ 1.24	$ 0.95	$ 0.77
Weighted average number of common shares - basic	12,383	12,189	11,895
Earnings per share - diluted	$ 1.18	$ 0.90	$ 0.74
Weighted average number of common and common equivalent shares - diluted	13,025	12,798	12,522

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statement of Changes in Stockholders' Equity (in thousands)

	Common Stock		Additional Paid In Capital	Treasury Stock	Cumulative Translation Adjustment	Retained Earnings (Deficit)	Total Stockholders Equity	Comprehensive Income
	Shares	Amount						
Balance at December 31, 1999	11,815	$ 123	$ 75,641	$ (7,081)	$ —	$ (6,397)	$ 62,286	
Exercise of stock options	254	3	2,570	—	—	—	2,573	
Options issued in connection with an acquisition	—	—	28	—	—	—	28	
Stock-based compensation	—	—	71	—	—	—	71	
Tax benefit from the exercise of stock options	—	—	1,088	—	—	—	1,088	
Translation adjustment	—	—	—	—	25	—	25	$ 25
Net income	—	—	—	—	—	9,212	9,212	9,212
Comprehensive net income for the year ended December 31, 2000								$ 9,237
Balance at December 31, 2000	12,069	126	79,398	(7,081)	25	2,815	75,283	
Exercise of stock options	205	2	1,800	—	—	—	1,802	
Options issued in connection with an acquisition	—	—	12	—	—	—	12	
Stock-based compensation	—	—	17	—	—	—	17	
Tax benefit from the exercise of stock options	—	—	905	—	—	—	905	
Translation adjustment	—	—	—	—	(129)	—	(129)	$ (129)
Net income	—	—	—	—	—	11,527	11,527	11,527
Comprehensive net income for the year ended December 31, 2001								$ 11,398
Balance at December 31, 2001	12,274	128	82,132	(7,081)	(104)	14,342	89,417	
Exercise of stock options	181	1	2,330	—	—	—	2,331	
Repurchase of common stock	(22)	—	—	(479)	—	—	(479)	
Stock-based compensation	—	—	18	—	—	—	18	
Tax benefit from the exercise of stock options	—	—	1,032	—	—	—	1,032	
Translation adjustment	—	—	—	—	1,989	—	1,989	$ 1,989
Net income	—	—	—	—	—	15,319	15,319	15,319
Comprehensive net income for the year ended December 31, 2002								$ 17,308
Balance at December 31, 2002	12,433	$ 129	$ 85,512	$ (7,560)	$ 1,885	$ 29,661	$ 109,627	

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows (in thousands)

Year ended December 31:	2002	2001	2000
Net income	$ 15,319	$ 11,527	$ 9,212
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	9,760	9,781	7,525
Non-cash expenses	18	17	71
Asset write-downs and (gain) loss on disposal of fixed assets	(28)	167	718
Deferred income taxes	(2,189)	(3,352)	(2,290)
Tax benefit realized from the exercise of stock options	1,032	905	1,088
Changes in assets and liabilities:			
Accounts receivable	5,290	(2,777)	(6,006)
Prepaid expenses and other current assets	(153)	(485)	(825)
Accounts payable and accrued expenses	10,725	7,800	3,520
Income taxes payable	(356)	1,013	(237)
Deferred revenue	6,496	5,277	3,236
Accrued rent	141	172	344
Other long-term assets	81	95	(212)
Other current and long-term liabilities	(62)	946	809
Net cash provided by operating activities	46,074	31,086	16,953
Cash flows from investing activities:			
Additions to fixed assets, net of acquired amounts	(17,026)	(21,005)	(19,677)
Proceeds from the disposal of fixed assets	43	—	21
Change in other assets	—	—	(503)
Payments for acquisitions, net of cash acquired	(14,623)	(1,162)	(8,167)
Net cash used in investing activities	(31,606)	(22,167)	(28,326)
Cash flows from financing activities:			
Proceeds from the issuance of common stock	2,331	1,802	2,573
Purchase of treasury stock	(479)	—	—
Principal payments of long-term debt and obligations under capital leases	(1,080)	(237)	(175)
Principal payments of short-term debt	—	(1,109)	—
Borrowings under lines of credit	2,550	1,500	16,038
Payments under lines of credit	(2,550)	(6,690)	(11,226)
Net cash provided by (used in) financing activities	772	(4,734)	7,210
Effect of exchange rates on cash balances	183	(14)	10
Net increase (decrease) in cash and cash equivalents	15,423	4,171	(4,153)
Cash and cash equivalents, beginning of period	12,770	8,599	12,752
Cash and cash equivalents, end of period	$ 28,193	$ 12,770	$ 8,599

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements for the years ended December 31, 2002, 2001 and 2000

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Bright Horizons Family Solutions, Inc. (the "Company") was incorporated under the laws of the state of Delaware on April 27, 1998 and commenced substantive operations upon the completion of the merger by and between Bright Horizons, Inc. ("BRHZ") and CorporateFamily Solutions, Inc. ("CFAM") on July 24, 1998 (the "Merger"). The Company provides workplace services for employers and families including child care, early education and strategic work/life consulting throughout the United States, Canada, Guam, Ireland and the United Kingdom.

The Company operates its child care and early education centers under various types of arrangements, which generally can be classified in two forms: (i) the *sponsor model*, where the Company operates a child care and early education center on the premises of a sponsor and gives priority enrollment to the sponsor's employees or affiliates and (ii) the management model, where the Company *manages* a work-site child care and early education center under a cost-plus arrangement, typically for a single employer.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Foreign Operations

In 2000 the Company began operating in Ireland and the United Kingdom and, in 2001, the Company began operations in Ontario, Canada. The functional currency of the foreign operations is the local currency. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Income and expense items are translated at the average exchange rates prevailing during the period. The cumulative translation effects for subsidiaries using a functional currency other than the U.S. dollar is included as a cumulative translation adjustment in stockholders' equity and is a component of comprehensive income.

Business Risks

The Company is subject to certain risks common to the providers of child care and early education, including dependence on key personnel, dependence on client relationships, competition from alternate sources or providers of the Company's services, market acceptance of work and family services, the ability to hire and retain qualified personnel and general economic conditions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates. The primary estimates in the consolidated financial statements include, but are not limited to, revenue recognition, accounts receivable, goodwill and intangible assets, liability for insurance obligations and income taxes.

Fair Value of Financial Instruments and Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist mainly of cash, accounts receivable and the line of credit. The Company maintains its cash in financial institutions of high credit standing. The Company's accounts receivable are derived primarily from the services it provides. The Company believes that no significant credit risk exists at December 31, 2002 or 2001, and that the carrying amounts of the Company's financial instruments approximate fair market value.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of institutional money market accounts. The carrying value of these instruments approximates market value due to their short maturities.

Fixed Assets

Property and equipment are recorded at cost and depreciated on a straight-line basis over the estimated useful lives of the assets.

Expenditures for maintenance and repairs are charged to expense as incurred, whereas expenditures for improvements and replacements are capitalized.

The cost and accumulated depreciation of assets sold or otherwise disposed of are removed from the accounts and the resulting gain or loss is reflected in the consolidated statements of income.

Intangible Assets

Goodwill and other intangible assets principally consist of goodwill, various contract rights, non-compete agreements, and trade names.

The excess of the aggregate purchase price over the fair value of identifiable assets of businesses acquired (goodwill) is recorded on the Company's books and tested annually for impairment. In addition, identified intangible assets with indefinite lives are recorded and reviewed annually to assess the estimated life of the intangible asset; if the life is determined to remain indefinite the asset is tested for impairment. Intangible assets with a determinable life are amortized on a straight-line basis over the estimated period benefited, ranging from two to five years.

Prior to 2002 the Company had amortized all intangible assets, including goodwill, over the estimated period of benefit ranging from two to twenty-five years.

Impairment of Long-Lived Assets
Long-lived assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets." Impairment is assessed by comparing the estimated undiscounted cash flows over the asset's remaining life to the carrying amount of the asset. If the estimated cash flows are insufficient to recover the investment an impairment loss is recognized based on the fair value of the asset less any costs of disposal.

Deferred Revenue
Deferred revenue results from prepaid fees and tuitions, employer-sponsor advances and cash received on consulting or development projects in advance of services being performed. The Company is also party to agreements where the performance of services extends beyond the current operating cycle. In these circumstances the Company records a long-term obligation and recognizes revenue over the period of the agreement as the services are rendered.

Other Current and Long-Term Liabilities
Other current and long-term liabilities consist primarily of deposits held pursuant to certain management contracts. The deposits will be remitted to the clients upon termination of the respective contracts. Amounts also include parent fee deposits and amounts payable under acquisition agreements.

Income Taxes
The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company does not recognize a tax benefit on losses in foreign operations where it does not have a history of profitability.

Revenue Recognition
Revenue is recognized as services are performed. In both the sponsor model and the management model, revenue consists primarily of tuition paid by parents, supplemented in some cases by payments from sponsors and, to a lesser extent, by payments from government agencies. Revenue also includes management fees paid by corporate sponsors. In the management model, in addition to tuition and management fees, revenue is also recognized for operating subsidies paid either in lieu of or to supplement tuition. Under each model type the Company retains responsibility for all aspects of operating the center including the hiring and paying of employees, contracting with vendors, purchasing supplies and collecting accounts receivable.

The Company maintains contracts with its corporate sponsors to manage and operate their child care and early education centers under various terms. The Company's contracts are generally 3 to 10 years in length with varying renewal options. Management expects to renew the Company's existing contracts for periods consistent with the remaining renewal options allowed by the contracts or other reasonable extensions.

Stock-Based Compensation
SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for employee stock-based compensation using the intrinsic value method as prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Under APB Opinion No. 25, no compensation cost related to employee stock options has been recognized as options are granted with exercise prices equal to or greater than the fair market value at the date of grant. The Company accounts for options granted to non-employees and certain options issued in connection with acquisitions using the fair value method, in accordance with the provisions of SFAS No. 123. Had compensation cost for the stock option plans been determined based on the fair value at the grant date for awards in 1995 through 2002, consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts for years ended December 31, 2002, 2001 and 2000:

	2002	2001	2000
Net income:			
As reported	**$ 15,319,000**	$ 11,527,000	$ 9,212,000
Pro forma	**$ 10,661,000**	$ 8,053,000	$ 6,057,000
Earnings per share - Basic:			
As reported	**$ 1.24**	$ 0.95	$ 0.77
Pro forma	**$ 0.86**	$ 0.66	$ 0.51
Earnings per share - Diluted:			
As reported	**$ 1.18**	$ 0.90	$ 0.74
Pro forma	**$ 0.84**	$ 0.64	$ 0.49

Because the method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The fair value of each option on its date of grant has been estimated for pro forma purposes using the Black-Scholes option pricing model using the following weighted average assumptions:

	2002	2001	2000
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected stock price volatility	**51.6%**	47.1%	56.0%
Risk free interest rate	**3.20%**	5.32%	4.95%
Expected life of options	**7.3 years**	7.3 years	7.7 years
Weighted-average fair value per share of options granted during the year	**$ 16.42**	$ 13.66	$ 11.15

For the years ended December 31, 2002 and 2000, options to purchase 2,600 and 4,000 shares of common stock, respectively, were granted to members of the Company's advisory board. There were no grants to the advisory board in 2001. These options were valued at approximately $42,000 and $66,000, respectively, using the Black-Scholes option pricing model. The Company recognized related compensation expense of approximately $18,000, $17,000 and $71,000 in its operating results for the years ended December 31, 2002, 2001 and 2000, respectively. Certain options issued in connection with an acquisition in 2000 were granted with an exercise price less than the fair value of the Company's common stock; the value of which was approximately $40,000.

Earnings Per Share

The Company accounts for earnings per share in accordance with the provisions of SFAS No. 128, "Earnings per Share." Under the standards established by SFAS No. 128, earnings per share is measured at two levels: basic and diluted earnings per share. Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of common shares after considering the additional dilution related to preferred stock, options and warrants if applicable.

Comprehensive Income

Comprehensive income encompasses all changes in stockholders' equity (except those arising from transactions with owners) and includes net income, net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments.

Segment Reporting

The Company currently operates in one industry segment and generates in excess of 90% of revenue and operating profit domestically. Additionally, no single customer accounts for more than 10% of the Company's revenue.

New Pronouncements

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement eliminates the requirement that gains and losses from the extinguishment of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect. However, an entity would not be prohibited from classifying such gains and losses as extraordinary items so long as they are both unusual in nature and infrequent in occurrence. This provision of SFAS No.145 will be effective for the Company as of the beginning of fiscal year 2003. This statement also amends SFAS No.13, "Accounting for Leases" and certain other authoritative pronouncements to make technical corrections or clarifications. SFAS No.145 will be effective related to the amendment of SFAS No.13 for all transactions occurring after May 15, 2002. All other provisions of SFAS No.145 will be effective for financial statements issued after May 15, 2002. The adoption of this statement did not have a material impact on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No.146 requires a liability for a cost associated with an exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred. If fair value cannot be reasonably estimated, the liability shall be recognized initially in the period in which fair value can be reasonably estimated. The provisions of SFAS No.146 will be applied by the Company prospectively for exit or disposal activities initiated after December 31, 2002.

In November 2002, the FASB issued FIN No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are applicable for financial statements of interim or annual periods ending after December 15, 2002. Bright Horizons will adopt the initial recognition and measurement provisions of FIN No. 45 in the first quarter of fiscal year 2003. The Company is currently evaluating the recognition and measurement provision of this standard.

In November 2002, the EITF issued EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. EITF No. 00-21 establishes three principles: revenue arrangements with multiple deliverables should be divided into separate units of accounting, arrangement consideration should be allocated among the separate units of accounting based on their relative fair values, and revenue recognition criteria should be considered separately for separate units of accounting. EITF No. 00-21 is effective for all revenue arrangements entered into in fiscal periods beginning after June 15, 2003, with early adoption permitted. The Company does not expect this standard to have an impact on its revenue recognition policies.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation, Transition and Disclosure, which amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to the fair value method of accounting for stock-based employee compensation, and also amends the disclosure provision of SFAS No. 123 to require disclosure in the summary of significant accounting policies the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. SFAS No. 148's amendment of the transition and annual disclosure provisions of SFAS No. 123 are effective for fiscal years ending after December 15, 2002. The disclosure requirements for interim financial statements containing condensed consolidated financial statements are effective for interim periods beginning after December 15, 2002. Bright Horizons currently uses the intrinsic value method of accounting for stock-based employee compensation described by APB Opinion No. 25 and will adopt the new interim disclosure requirements in the first quarter of fiscal year 2003.

2. ACQUISITIONS

In 2002, the Company acquired the outstanding stock of two multi-site child care companies based in the United Kingdom, and purchased the assets of an affiliated single-site childcare center. The Company also acquired substantially all of the assets of an additional child care center based in the United States. The Company paid aggregate consideration of approximately $14.6 million in cash net of cash acquired of $1.5 million, and assumed liabilities of approximately $4.1 million in connection with these acquisitions. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. The Company has made a preliminary allocation of $145,000 to non-compete agreements and $66,000 to trade names, which will be amortized over periods of approximately 3 years, and $14.7 million of goodwill was recorded as a result of these transactions. The Company expects to finalize the allocation of purchase price in 2003.

In 2001, the Company acquired substantially all the assets of one single-site, and one multi-site, child care company for aggregate consideration of approximately $1.2 million in cash, the issuance of a note payable to a seller totaling $550,000, and the assumption of liabilities of approximately $700,000. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. Goodwill totaling approximately $2.1 million was recorded in the above transactions and $180,000 was allocated to intangible assets with determinable lives, which are being amortized over periods of 3 years. Based on the provisions of SFAS No. 142 applicable to acquisitions completed after July 1, 2001, goodwill and other intangible assets of approximately $700,000 were not subject to amortization in 2001.

In 2000, the Company acquired substantially all the assets of two multi-site child care companies and 100% of the outstanding stock of one domestic single-site and two foreign multi-site child care companies for aggregate consideration of approximately $8.2 million in cash, the issuance of notes payable to a seller totaling

$1.1 million, the assumption of liabilities of approximately $3.2 million and the issuance of options to purchase 4,000 shares of the Common Stock which were valued at approximately $40,000 using the Black-Scholes option pricing model. The purchase prices have been allocated based on the estimated fair value of the assets and liabilities acquired at the date of acquisition. Goodwill totaling approximately $9.8 million was recorded in the above transactions, and through December 31, 2001 amortized over periods not exceeding 18 years. In addition, $540,000 was allocated to intangible assets with determinable lives, which are being amortized over periods of 3 years.

The above transactions have been accounted for as purchases and the operating results of the acquired companies have been included from the respective dates of acquisition. The acquisitions were not material and therefore no pro-forma information has been presented.

3. FIXED ASSETS

Fixed assets consist of the following:

	Estimated useful lives (years)	**December 31, 2002**	December 31, 2001
Buildings	20 - 40	**$ 49,323,000**	$ 40,911,000
Furniture and equipment	3 - 15	**34,838,000**	28,697,000
Leasehold improvements	3 / life of lease	**30,711,000**	26,321,000
Land	—	**8,992,000**	8,413,000
		123,864,000	104,342,000
Less accumulated depreciation and amortization		**(35,392,000)**	(26,581,000)
Fixed assets, net		**$ 88,472,000**	$ 77,761,000

Fixed assets included vehicles held under capital leases totaling $159,000 in 2001. These vehicles were fully depreciated and disposed of in 2002. Depreciation expense relating to fixed assets under capital leases approximated $8,000, $12,000, and $19,000 for 2002, 2001, and 2000, respectively.

4. INTANGIBLE ASSETS

The Company adopted SFAS No. 142 on January 1, 2002 at which time all goodwill amortization ceased. Upon adoption, the goodwill attributable to the Company's United States and European reporting units were tested for impairment by comparing the fair value of each reporting unit, which was determined by estimating the present value of expected future cash flows, to its carrying value. Based on the Company's estimates no impairment existed upon adoption of SFAS No. 142.

Under the requirements of SFAS No. 142, impairment tests need to be performed at least annually. In 2002, the Company performed its annual SFAS No. 142 impairment test and determined that no impairment loss should be recognized.

The changes in the carrying amount of net goodwill for the year ended December 31, 2002 are as follows:

Balance at January 1, 2002	$ 23,188,000
Net goodwill additions during the period	14,478,000
Foreign exchange translation adjustment	1,576,000
Balance at December 31, 2002	$ 39,242,000

The following table reflects intangible assets as of December 31, 2002, that are still subject to amortization under the provisions of SFAS No. 142:

	Cost	Accumulated Amortization	Net Carrying Amount
Non compete agreements	$ 3,442,000	$ 3,173,000	$ 269,000
Contract rights	1,015,000	768,000	247,000
Trade names	639,000	451,000	188,000
	$ 5,096,000	$ 4,392,000	$ 704,000

In 2002 the Company recorded amortization expense of $377,000. The Company estimates that it will amortize the net carrying amount of existing intangible assets as follows over the next 5 years: $344,000 in 2003, $254,000 in 2004, $96,000 in 2005 and $10,000 in 2006.

The following table reflects net income and earnings per share to exclude the amortization of goodwill and intangible assets with indefinite lives, net of tax, for the years ended December 31:

	2002	2001	2000
Net income, as reported	$ 15,319,000	$ 11,527,000	$ 9,212,000
Add: Goodwill amortization, net	—	1,476,000	1,246,000
Adjusted net income	$ 15,319,000	$ 13,003,000	$ 10,458,000
Basic earnings per share:			
Net income, as reported	$ 1.24	$ 0.95	$ 0.77
Add: Goodwill amortization	—	0.12	0.11
Adjusted net income	$ 1.24	$ 1.07	$ 0.88
Diluted earnings per share:			
Net income, as reported	$ 1.18	$ 0.90	$ 0.74
Add: Goodwill amortization	—	0.12	0.10
Adjusted net income	$ 1.18	$ 1.02	$ 0.84

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

	December 31, 2002	December 31, 2001
Accounts payable	$ 3,762,000	$ 1,448,000
Accrued payroll and employee benefits	29,282,000	23,557,000
Accrued insurance	5,474,000	2,957,000
Accrued other expenses	10,317,000	8,192,000
	$ 48,835,000	$ 36,154,000

6. LINES OF CREDIT AND SHORT-TERM DEBT

In June 2002 the Company renewed and amended its unsecured line of credit agreement originally entered into on March 30, 2000. The credit facility consists of a $25 million revolving line of credit, expiring on June 30, 2005; any outstanding indebtedness at that date will be converted into a three-year term loan. At the Company's option, the line of credit will bear interest at either i) Prime or ii) LIBOR plus a spread based on debt levels and coverage ratios. The Company is also required to pay a fee on any unused portion of the line of credit at the rate of 0.125% per annum. The Company reduced the line of credit from $40 million to $25 million on renewal in conjunction with estimated borrowing needs of the life of the agreement. The agreement requires the Company to comply with certain covenants, which include, among other things, the maintenance of specified financial ratios, and prohibits the payment of dividends without bank approval. The Company was in compliance with all covenants at December 31, 2002 and 2001. The weighted average interest rate related to amounts outstanding was 4.75% and 6.4% in 2002 and 2001, respectively. The Company had no outstanding amounts due on its line of credit at December 31, 2002.

7. LONG-TERM DEBT AND OBLIGATIONS DUE UNDER CAPITAL LEASES

Long-term debt consists of the following:

	December 31, 2002	December 31, 2001
Unsecured note payable to a corporation, with quarterly payments of interest only at 5.00%; principal amounts of $34,375 are payable quarterly, note matures in October 2005	$ 412,000	$ 516,000
Notes Payable to a finance company, with monthly payments of $2,446, including interest at 10.99% and 8.90%, which mature in 2005 and 2006, respectively	93,000	—
Note payable to a state agency with monthly payments of approximately $800 including interest of 5.0%, with final payment due March 2007; secured by related furniture, fixtures and equipment	37,000	44,000
Unsecured notes payable and obligations under capital leases, repaid in 2002	—	330,000
Total debt and obligations due under capital leases	542,000	890,000
Less current maturities	(162,000)	(251,000)
Long-term debt and obligations due under capital leases	$ 380,000	$ 639,000

8. INCOME TAXES

Income tax expense for years ended December 31, 2002, 2001 and 2000 consists of the following:

	2002	2001	2000
Current tax expense			
Federal	$ 10,319,000	$ 10,197,000	$ 7,664,000
State	2,661,000	2,493,000	1,870,000
Foreign	149,000	$ 26,000	—
	13,129,000	12,716,000	9,534,000
Deferred tax benefit			
Federal	(1,919,000)	(3,462,000)	(2,391,000)
State	(271,000)	(845,000)	(583,000)
Foreign	15,000	—	—
	(2,175,000)	(4,307,000)	(2,974,000)
Income tax expense, net	$ 10,954,000	$ 8,409,000	$ 6,560,000

Following is a reconciliation of the U.S. Federal statutory rate to the effective rate for the years ended December 31:

	2002	2001	2000
Federal tax computed at statutory rate	$ 9,196,000	$ 7,051,000	$ 5,526,000
State taxes on income, net of federal tax benefit	1,414,000	1,058,000	847,000
Foreign tax differential	289,000	27,000	—
Permanent differences and other	55,000	273,000	187,000
Income tax expense, net	$ 10,954,000	$ 8,409,000	$ 6,560,000

Net deferred tax assets are as follows:

	2002	2001	2000
Deferred tax assets			
Net operating loss carryforwards	$ 884,000	$ 1,007,000	$ 1,335,000
Reserve on assets	618,000	667,000	753,000
Liabilities not yet deductible	9,030,000	6,780,000	4,330,000
Deferred revenue	3,235,000	3,620,000	3,063,000
Depreciation	2,337,000	1,393,000	687,000
Amortization	615,000	1,067,000	1,078,000
Other	762,000	553,000	503,000
Valuation allowance	(193,000)	—	—
	$ 17,288,000	$ 15,087,000	$ 11,749,000
Deferred tax liabilities			
Depreciation	(312,000)	(287,000)	(301,000)
Net deferred tax assets	$ 16,976,000	$ 14,800,000	$ 11,448,000

As of December 31, 2002 the Company has federal net operating loss carryforwards of approximately $1.5 million, which are subject to annual limitations and are available to offset certain current and future taxable earnings and expire at various dates, the earliest of which is December 31, 2010. In addition, the Company has net operating losses in a number of states totaling approximately $2.7 million, which may only be used to offset operating income of certain of the Company's subsidiaries in those particular states. Management believes the Company will generate sufficient future taxable income to realize net deferred tax assets prior to the expiration of any domestic net operating loss carryforwards and that the realization of the net deferred tax asset is more likely than not. The Company does not recognize a tax benefit on losses in foreign operations where it does not have a history of profitability.

9. STOCKHOLDERS' EQUITY

Stock Options

The Company has established an incentive compensation plan under which it is authorized to grant both incentive stock options and non-qualified stock options to employees and directors, as well as other stock-based compensation. Under the terms of the 1998 Stock Incentive Plan, as amended in 2001, 2,250,000 shares of the Company's Common Stock are available for distribution upon exercise. As of December 31, 2002, there were approximately 549,000 shares of Common Stock eligible for grant under the plan.

Options granted under the plan typically vest over a five year period and expire at the earlier of ten years from date of grant or three months after termination of the holder's employment with the Company unless otherwise determined by the Compensation Committee of the Board of Directors. The following table summarizes information about stock options outstanding at December 31, 2002:

Range of Exercise Price	Options Outstanding at December 31, 2002	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Options Exercisable at December 31, 2002	Weighted Average Exercise Price
$ 0.0000 - $ 3.0690	14,149	1.7	$ 2.1370	14,149	$ 2.1370
$ 3.0691 - $ 6.1380	10,199	2.7	$ 3.4065	9,980	$ 3.3669
$ 6.1381 - $ 9.2070	457,379	3.6	$ 7.6816	452,814	$ 7.6856
$ 9.2071 - $ 12.2760	31,104	4.8	$ 11.2018	31,104	$ 11.2018
$ 12.2761 - $ 15.3450	125,160	6.8	$ 14.8057	69,890	$ 14.8068
$ 15.3451 - $ 18.4140	295,016	7.0	$ 17.0045	128,776	$ 16.9443
$ 18.4141 - $ 21.4830	304,996	5.8	$ 19.0189	227,557	$ 19.0223
$ 21.4831 - $ 24.5520	468,597	8.3	$ 23.3170	107,822	$ 22.7772
$ 24.5521 - $ 27.6210	21,100	8.3	$ 26.4841	6,512	$ 26.3954
$ 27.6211 - $ 30.6900	305,550	9.1	$ 28.6332	2,800	$ 27.6400
	2,033,250	**6.6**	**$ 18.1144**	**1,051,404**	**$ 13.4516**

A summary of the status of the Company's option plans, including options issued to members of the Board of Directors, is as follows for the years ended December 31:

	2002		2001		2000	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Average Price
Outstanding at						
beginning of period	**1,980,690**	**$ 16.09**	1,763,655	$ 13.22	1,740,413	$ 12.00
Granted	**297,700**	**28.66**	475,075	23.67	320,826	17.26
Exercised	**(179,374)**	**12.99**	(205,144)	8.77	(254,708)	10.10
Canceled	**(65,766)**	**18.84**	(52,896)	16.75	(42,876)	12.47
Outstanding at						
end of period	**2,033,250**	**$ 18.11**	1,980,690	$ 16.09	1,763,655	$ 13.22
Exercisable	**1,051,404**	**$ 13.45**	976,539	$ 11.83	974,680	$ 10.05

The Company realizes a tax deduction upon the exercise of non-qualified stock options and disqualifying dispositions of incentive stock options due to the recognition of compensation expense in the calculation of its taxable income. The amount of the compensation recognized for tax purposes is based on the difference between the market value of the common stock and the option price at the date the options are exercised. These tax benefits are credited to additional paid-in capital.

Treasury Stock

In 1999, the Company's Board of Directors approved a stock repurchase plan authorizing the Company to repurchase up to 1,250,000 shares of its common stock in the open market or through privately negotiated transactions. At December 31, 2002 the Company had repurchased 516,890 shares at a cost of $7.6 million, which remain in the treasury. The Company repurchased 21,890 shares of its treasury shares in 2002 at a cost of approximately $479,000. The Company carries the treasury shares at cost. Shares repurchased will be available for reissuance under the Company's stock incentive plan as well as other appropriate uses.

10. OTHER CHARGES IN THE STATEMENTS OF INCOME

In 1999 and 2000 the Company made equity investments in two privately held companies associated with the child care and early education industry. In the quarter ended December 31, 2000, the Company was notified that one of the entities, which developed internet based educational and entertainment content for children and families, was discontinuing further program and content development until additional funding could be secured. The Company was also notified in this period by the second entity, in which the Company held an equity investment, that due to contractions in business, additional funding would be necessary to continue its operations. Based on the outlook for additional funding for these companies, management assessed that the potential for future recovery of these investments as not likely. As a result, the Company recognized a charge of $704,000 ($412,000 after tax) in connection with the impairment of these equity investments in 2000. In February 2001 the internet based company filed for bankruptcy, and in April 2001, the assets of the other Company were liquidated and the Company officially abandoned the stock.

11. EARNINGS PER SHARE

The following tables present information necessary to calculate earnings per share for the years ended 2002, 2001 and 2000:

Year Ended December 31, 2002	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 15,319,000	12,383,000	$ 1.24
Effect of dilutive stock options	—	642,000	
Diluted earnings per share	$ 15,319,000	13,025,000	$ 1.18

Year Ended December 31, 2001	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 11,527,000	12,189,000	$ 0.95
Effect of dilutive stock options	—	609,000	
Diluted earnings per share	$ 11,527,000	12,798,000	$ 0.90

Year Ended December 31, 2000	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic earnings per share			
Income available to common stockholders	$ 9,212,000	11,895,000	$ 0.77
Effect of dilutive stock options	—	627,000	
Diluted earnings per share	$ 9,212,000	12,522,000	$ 0.74

The above earnings per share on a diluted basis has been prepared in accordance with SFAS No. 128. The weighted average number of stock options excluded from the above calculation of earnings per share was approximately 154,000 in 2002, 20,000 in 2001 and 273,000 in 2000, as they were anti-dilutive.

12. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases various office equipment, automobiles, child care and early education center facilities and office space under non-cancelable operating leases. Many of the leases contain renewal options for various periods. Certain leases contain provisions which include additional payments based upon revenue performance, enrollment or the level of the Consumer Price Index at a future date. Rent expense was approximately $13.6 million, $12.3 million and $9.9 million in the years 2002, 2001, and 2000, respectively. Future minimum payments under non-cancelable operating leases are as follows:

Year Ending	
2003	$ 15,321,000
2004	14,613,000
2005	13,741,000
2006	12,883,000
2007	11,160,000
Thereafter	54,013,000
	$ 121,731,000

Future minimum lease payments include approximately $1.6 million of lease commitments which are guaranteed by third parties pursuant to operating agreements for child care and early education centers.

Letter of Credit

The Company has two letters of credit guaranteeing certain rent and insurance obligations. The aggregate amounts of these arrangements total $532,000. No amounts have been drawn against these letters of credit by either party.

Employment and Non-Compete Agreements

The Company has severance agreements with two executives that provide for one year's annual salary upon the termination of employment without cause or resignation for good reason as set forth in the agreement, and up to 24 months of compensation upon the termination of employment following a change in control of the Company. The Company also has severance agreements with three additional executives that provide for up to 24 months of compensation upon the termination of employment following a change in control of the Company. The maximum amount payable under these agreements in 2002 was approximately $2.4 million.

The severance agreements prohibit the abovementioned employees from competing with the Company or divulging confidential information for one to two years after their separation from the Company.

Other

The Company is a defendant in certain legal matters in the ordinary course of business. Management believes the resolution of such legal matters will not have a material effect on the Company's financial condition or results of operations.

The Company self-insures a portion of its workers compensation and medical insurance plans. While management believes that the amounts accrued for these obligations is sufficient, any significant increase in the number of claims and costs associated with claims made under these plans could have a material adverse effect on the Company's financial position or results of operations.

The Company's child care and early education centers are subject to numerous federal, state and local regulations and licensing requirements. Failure of a center to comply with applicable regulations can subject it to governmental sanctions, which could require expenditures by the Company to bring its child care and early education centers into compliance.

13. EMPLOYEE BENEFIT PLANS

The Company maintains a 401(k) Retirement Savings Plan (the "Plan") for all employees with more than 1,000 hours of credited service annually and who have been with the Company one or more years. The Plan is funded by elective employee contributions of up to 15% of their compensation. Under the Plan the Company matches 25% of employee contributions for each participant up to 8% of the employee's compensation. Expense under the Plan, consisting of Company contributions and Plan administrative expenses paid by the Company, totaled $1,382,000, $1,117,000, and $946,000 in 2002, 2001 and 2000, respectively.

14. RELATED PARTY TRANSACTIONS

The Company has an agreement with S.C. Johnson & Son, Inc. to operate and manage a child care and early education center. S.C. Johnson & Son, Inc. is affiliated through common majority ownership with Johnson Diversey, Inc., the employer of a member of the Company's Board of Directors. In return for its services under these agreements, the Company received management fees and operating subsidies of $409,000, $301,000, and $295,000, respectively, for 2002, 2001 and 2000.

15. STATEMENT OF CASH FLOW SUPPLEMENTAL INFORMATION

The following table presents supplemental disclosure of cash flow information for years ended December 31:

	2002	2001	2000
Supplemental cash flow information			
Cash payments of interest	$ 99,000	$ 240,000	$ 208,000
Cash payments of income taxes	12,321,000	9,968,000	8,032,000
Non cash operating activities:			
Compensation expense recognized in connection with the issuance of options	18,000	17,000	71,000
Non cash investing and financing activities:			
Issuance of options in in connection with acquisition	—	12,000	28,000
Purchase of fixed assets under financing arrangement	102,000	—	—

In conjunction with the purchase of child care management companies, as discussed in Note 2, the fair value of assets acquired are as follows:

	2002	2001	2000
Cash paid, net of cash acquired	$ 14,623,000	$ 1,162,000	$ 8,167,000
Issuance of stock options	—	—	40,000
Issuance of notes payable	—	550,000	1,109,000
Liabilities assumed	4,114,000	682,000	3,373,000
Fair value of assets acquired	$ 18,737,000	$ 2,394,000	$ 12,689,000

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for the years ended December 31, 2002 and 2001 are summarized as follows:

2002:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)			
Revenue	$ 94,476	$ 99,954	$ 105,385	$ 107,717
Gross Profit	14,169	14,957	14,926	15,840
Amortization	109	74	102	92
Operating income	6,412	6,744	6,297	6,796
Income before taxes	6,435	6,756	6,298	6,784
Net income	3,718	3,959	3,749	3,893
Basic earnings per share	$ 0.30	$ 0.32	$ 0.30	$ 0.31
Diluted earnings per share	$ 0.29	$ 0.30	$ 0.29	$ 0.30

2001:	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands except per share data)			
Revenue	$ 81,736	$ 85,756	$ 87,173	$ 91,197
Gross Profit	12,218	12,780	12,427	13,410
Amortization	582	531	542	558
Operating income	4,870	5,100	4,823	5,228
Income before taxes	4,796	5,109	4,816	5,215
Net income	2,789	2,964	2,787	2,987
Basic earnings per share	$ 0.23	$ 0.24	$ 0.23	$ 0.24
Diluted earnings per share	$ 0.22	$ 0.23	$ 0.22	$ 0.23

The Company ceased amortizing goodwil and intangible assets with indefinite lives upon the adoption of SFAS No. 142 in 2002.

The Company's business is subject to seasonal and quarterly fluctuations. Demand for child care and early education services has historically decreased during the summer months. During this season, families are often on vacation or have alternative child care arrangements. Demand for the Company's services generally increases in September upon the beginning of the new school year and remains relatively stable throughout the rest of the school year.

Executive Officers and Directors

Roger H. Brown
Executive Chairman

Linda A. Mason
Chairman

David H. Lissy
Chief Executive Officer and Director

Mary Ann Tocio
President, Chief Operating Officer and Director

Elizabeth J. Boland
Chief Financial Officer and Treasurer

Stephen I. Dreier
Chief Administrative Officer and Secretary

Joshua Bekenstein, Director
Managing Director
Bain Capital, LLC
private investments

JoAnne Brandes, Director
Senior Counsel
JohnsonDiversy, Inc.
manufacturing

E. Townes Duncan, Director
President
Solidus Company
private investments

Fred K. Foulkes, Director
Professor, Boston University
School of Management
human resources management

Sara Lawrence-Lightfoot, Director
Professor of Education
Harvard University
educator

Ian M. Rolland, Director
Retired Chairman
Lincoln National Corporation
insurance

Form 10-K/Investor Contact

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (without exhibits) is available from the Company at no charge. These requests and other investor contacts should be directed to Elizabeth J. Boland, Chief Financial Officer, at the Company's principal office.

Principal Office
200 Talcott Avenue South
Watertown, Massachusetts 02472
617.673.8000

Annual Stockholder's Meeting
The annual meeting of stockholders will be held on Thursday, June 3, 2003, at 8:30 a.m. at the Watertown office.

Registrar and Transfer Agent
Wells Fargo
Shareholder Services
161 North Concord Exchange
South St. Paul, Minnesota 55075-1139
651.450.4120

Common Stock and Dividend Information
The common stock of Bright Horizons Family Solutions is traded on The Nasdaq Stock Market (National Market) under the symbol BFAM. As of March 19, 2003, there were 149 stockholders of record, which does not include those stockholders who hold shares in street name accounts. The Company has never declared or paid any cash dividends on its Common Stock. It is the current policy of the Board of Directors to retain all earnings to support operations and to finance expansion of the Company's business. See Selected Financial and Operating Data on page one of the financial section of the Annual Report for information regarding the trading price of the Company's common stock.


MACKINAC ISLAND
AIRPLANE
Caring for Children 24 Hours a Day



Bright Horizons

FAMILY SOLUTIONS®

200 Talcott Avenue South
Watertown, Massachusetts 02472
800.324.4386
www.brighthorizons.com

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